Mail Stop 3561

July 31, 2006

Mr. Cyril Talbot III
Chief Financial Officer
7480 Mission Valley Road, Suite 101
San Diego, California 92108

> **Re:** **Mad Catz Interactive, Inc.**
> **Form 10-K for the year ended March 31, 2006**
> **Filed June 28, 2006**
> **File No. 001-14944**

Dear Mr. Talbot:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended March 31, 2006

Management's Discussion &Analysis
– Critical Accounting Policies
– Inventories, page 32

1. We note that you consider the valuation of inventory as one of your critical accounting policies. We also note that your disclosure describes your policy in very general terms; the disclosure should provide greater insight into the quality and variability of information regarding the financial condition and operating performance of the Company. Further, such disclosures should supplement, not duplicate, the description of the accounting policies that are already disclosed in the notes to the financial statements. In this regard, please describe for us and revise your disclosure in future filings to discuss in greater detail why the Company's accounting estimates or assumptions bear the risk of change. Your revised disclosure should include factors such as how you arrive at your estimates, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to the guidance in FR-72 (Release No. 33-8350).

- Results of Operations, page 33

2. We note that you disclose several reasons or factors contributing to the decrease in gross profit margin from fiscal 2005 to fiscal 2006. Specifically, you discuss the decrease in gross profit margin was due in part to the write-down of certain U.S. inventory to market value and inventory adjustments. Please tell us and revise your disclosures in future filings to discuss facts and circumstances and underlying business reasons for the inventory write down and adjustments, which are attributed to the decrease of your gross profit margin. Please provide us with a rollforward of your inventory balances for each of the periods presented in the financial statements.

   Also, which changes in results are attributed to more than one factor, please revise your MD&A in future filings, to quantify the impact of each significant factor that contributes to the change such as those discussed in your gross profit discussion and analysis.

– Liquidity and Capital Resources, page 40

3. We note that your discussion of liquidity and capital resources focuses on the changes between fiscal years 2006 and 2005. In future filings, expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

- Inventory, page F-9

4. We note from your disclosure in MD&A on page 34 that the decrease in gross profit margin from fiscal 2005 to fiscal 2006 was due in part to the write-down of certain United States inventory to market value. To the extent the amount of the write-down was material, please disclose the amount in the notes to the financial statements in future filings. See paragraph 14 of Chapter 4 of ARB 43.

– Goodwill, page F-10

5. We note from the balance sheet that the amount of goodwill increased by approximately $900,000 between 2006 and 2005. However, based upon your current disclosures in the notes to the consolidated financial statements, it appears no information has been provided with respect to this increase. In this regard, please tell us the nature of, and disclose in future filings, the changes in the carrying amount of goodwill during the period in accordance with paragraph 45c of SFAS No. 142. Further, please confirm that you will comply with all disclosure requirements outlined in paragraph 45 of SFAS 142 in future filings. Also, in light of the fact that goodwill represents a significant portion of your total assets on your consolidated balance sheets in each of the periods presented, please revise the notes to the financial statements and MD&A in future filings to expand your discussion of your accounting policy related to goodwill to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill may not be recoverable. Additionally, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset(s), and further, in determining the amount of any impairment loss to be recognized.

Note 11. Geographic Data, page F-23

6. We note your disclosure that during the years ended March 31, 2006 and 2005 three customers individually accounted for at least 10% of your gross sales. In future filings, please disclose the amount of revenue generated by each of these three customers. See paragraph 39 of SFAS   No. 131.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief